Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: November 7, 2025

The following is the transcript of the Black Hills Corporation earnings call held on November 6, 2025, a transcript of which was made available on November 7, 2025

Black Hills Corporation (Q3 2025 Earnings)
November 6, 2025

Corporate Speakers:

•	Salvador Diaz; Black Hills Corporation; Director of Investor Relations
•	Linden Evans; Black Hills Corporation; President and Chief Executive Officer
•	Kimberly Nooney; Black Hills Corporation; Senior Vice President and Chief Financial Officer
•	Marne Jones; Black Hills Corporation; Senior Vice President and Chief Utility Officer

Participants:

•	Christopher Ellinghaus; Siebert Williams Shank; Analyst
•	Andrew Weisel; Scotiabank; Analyst

PRESENTATION

Operator^ Good day. Thank you for standing by. Welcome to the Q3 2025 Black Hills Corp. Earnings Conference Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today, Sal Diaz, Director of Investor Relations.

Salvador Diaz^ Thank you, Operator. Good morning. Welcome to Black Hills Corp.’s Third Quarter 2025 Earnings Conference Call. You can find our earnings release and materials for our call this morning on our website at blackhillscorp.com. Leading our quarterly earnings call are Linn Evans, President and Chief Executive Officer, Kimberly Nooney, Senior Vice President and Chief Financial Officer, and Marne Jones, Senior Vice President and Chief Utility Officer.

During our earnings discussion today comments we make may contain forward-looking statements as defined by the Securities and Exchange Commission, and there are a number of uncertainties inherent in such comments. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially. We direct you to our earnings release, Slide two of the investor presentation on our website and our most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission for a list of some of the factors that could cause future results to differ materially from our expectations.

With that, I will now turn the call over to Linn Evans. Linn?

Linden Evans^ Thank you, Sal. Good morning. Thank you, all for joining us today. I’ll start my comments on Slide three with a summary of our quarter and our strategic outlook including an update on our merger with our friends at NorthWestern Energy. Kimberly will provide our financial update, and Marne will discuss our operational performance and progress on key initiatives.

We’re fulfilling our commitment to deliver results for our stakeholders in three key areas that we identified at the beginning of the year. First, we’re delivering on our financial commitments, having reaffirmed our earnings guidance and completed our planned financing activities. Second, we’re executing on our regulatory and growth initiatives including our $1 billion capital plan to support key projects to serve our customers’ growing needs. Third, we’re providing excellent operational performance including top quartile reliability and a positive customer experience.

I’m proud of our team’s remarkable work in delivering strong financial results and making significant progress on our key initiatives. We’re on track to achieve our earnings guidance for the full year with three primary drivers: new base rates, rider recovery and customer growth.

We’re also continuing to maintain a healthy balance sheet. We have made significant progress with our regulatory strategy including securing a recent settlement for our rate review in Nebraska. Including this settlement, our team has successfully completed seven rate reviews since the beginning of last year, highlighting our expertise in managing multiple regulatory requests. We also successfully advanced several key near-term projects that will drive growth.

We’re on schedule to complete our 260-mile Ready Wyoming transmission expansion project by year-end, and we broke ground on our Lange II generation project in Rapid City during the quarter. Additionally, customer growth including growing demand from our large load customers such as data centers and economic development in our service territories are providing solid contributions to earnings.

In addition to our current plan, we continue to be very actively engaged with high-quality data center partners. We have now signed nondisclosure agreements for more than 3 gigawatts of demand. If and when these negotiations lead to signed agreements, only then will we incorporate them into our plan.

Our financial outlook is provided on Slide 4. We’re reaffirming our prior 2025 earnings guidance with an adjusted EPS range of $4 to $4.20, excluding merger-related costs. This represents a 5% growth rate at the midpoint over our 2024 EPS. Looking ahead, with solid progress in our regulatory and growth initiatives, we plan to deliver in the upper half of our 4% to 6% long-term EPS growth target starting in 2026. Our confidence in achieving our long-term growth target is further strengthened by our $4.7 billion capital plan and strong customer demand including the data center opportunities I previously mentioned. We anticipate presenting an updated financial outlook during our fourth quarter and full year earnings call in February including earnings guidance for 2026 and capital investment plans for the years 2026 to 2030.

Slide 5 represents our current $4.7 billion capital plan. Our base annual investment is approximately $700 million, prioritizing our customers’ core needs for safety, reliability and growth. Additionally, our transformative infrastructure expansion investments will cost effectively enhance our systems’ resiliency and support growing demand and evolving requirements for both our electric and natural gas systems. Some of the major capital projects in our current plan include our Ready Wyoming transmission expansion that is on schedule to be completed by year-end, our 99-megawatt Lange II generation project in South Dakota that is under construction, and we expect to place in service in the second half of 2026 and our battery storage project in 2027 to comply with the Colorado Clean Energy Plan.

Our 2025 through 2029 capital plan does not currently include significant investments related to data center demand. We anticipate continuing to profitably serve large load demand through our market energy model with minimal capital investment at a level of approximately 500 megawatts of demand through 2029. However demand exceeding that level will likely necessitate incremental investments in generation and transmission. Marne will provide more detailed information about data center demand in her business update. Moving to Slide 6.

On August 19, we announced our merger with NorthWestern Energy. Although we are well positioned as stand-alone companies, this merger will create a stronger, more competitive entity with greater scale and enhanced financial profile and complementary strengths, enabling us to unlock additional value creation opportunities for our customers and our shareholders. In October, we submitted joint applications to our regulators in Montana, Nebraska and South Dakota, requesting their approvals of our merger. We anticipate receiving procedural schedules and commencing the discovery process this quarter. We’re also diligently working through the S-4 process and intend to secure all necessary approvals to finalize the merger within the second half of next year.

With that, I’ll turn the call over to Kimberly for our financial update. Kimberly?

Kimberly Nooney^ Thank you, Linn. And good morning, everyone. Our team is executing our strategy exceptionally well. From a financial standpoint, we have successfully accomplished several of our objectives in the current quarter and throughout the year. Our financial results met expectations, and we have maintained our strong investment-grade credit rating while funding our $1 billion capital plan for 2025.

On Slide 8, we provide a bridge comparing Q3 2025 to Q3 2024. For the current quarter, we delivered $0.34 per share of GAAP EPS, which included $0.10 of merger-related transaction costs. After adjusting for these costs, we reported $0.45 of adjusted EPS for Q3 2025 compared to $0.35 per share for Q3 2024.

For the quarter, our regulatory efforts provided $0.21 per share of new rates and rider recovery margin, which offset unfavorable weather, O&M costs and a moderate increase in financing and depreciation expenses. Weather was a $0.07 headwind compared to the same quarter last year. We experienced $0.04 of unfavorable weather this quarter compared to normal, primarily driven by lower agricultural irrigation demand in Nebraska. O&M was higher by $0.08 per share, which included $0.10 of merger-related transaction costs. Excluding merger costs, we reduced our O&M expenses compared to the same period last year by $0.02.

Financing costs increased $0.03 per share, which included $0.06 of higher interest expense, $0.01 of share dilution and a benefit of $0.04 per share from AFUDC, driven by ongoing large construction projects. We also incurred higher depreciation of $0.02 per share, reflecting new assets placed in service. Year-to-date EPS drivers are shown on Slide 9.

We reported GAAP EPS of $2.58, which included $0.11 of merger-related costs. Removing these costs from the year-to-date results, we delivered $2.68 of adjusted EPS, an increase of 6.3% compared to $2.52 for the same period last year. Our year-to-date results tell a similar success story to the third quarter. Excluding merger-related costs, our regulatory efforts delivered $0.68 of new rates and rider recovery, which more than offset higher operating expenses, financing and depreciation.

We benefited from $0.07 of weather favorability with $0.04 of milder-than-normal weather this year compared to $0.11 of milder-than-normal weather for the same period last year. Our earnings guidance is based upon normal weather within our jurisdictions. O&M increased by $0.37, primarily due to merger-related expenses, employee costs and outside services, insurance premiums and unplanned outages. Excluding merger-related costs, we expect to manage our 2025 O&M expenses to a compounded annual growth rate of approximately 3.5% off of 2023 O&M expense. We incurred $0.34 of financing and depreciation expenses supporting our capital investments.

Financing costs increased by $0.25, which included $0.23 of higher interest expense due to higher interest rates, $0.11 of dilution from new shares issued and a benefit of $0.09 from AFUDC. Depreciation expense increased by $0.09, driven by new assets placed in service. As we approach the end of the year, we remain confident in our ability to meet our adjusted EPS guidance range and remain committed to achieving the financial commitments we made at the beginning of the year. Further details on year-over-year changes can be found in our earnings release and our 10-Q to be filed with the SEC later today.

Slide 10 presents our solid financial position through the lens of credit quality, capital structure and liquidity. We continue to sustain a healthy balance sheet by delivering credit metrics within our targets of 55% net debt to total capitalization and 14% to 15% FFO to debt, 100 basis points above our downgrade threshold of 13%. We completed our planned equity issuance for the year, issuing a total of $220 million of net proceeds in 2025, achieving our stated equity guidance range of $215 million to $235 million.

Looking forward, we expect our 2026 equity issuance to be significantly lower, driven by stronger cash flows from the successful execution of our strategic capital investments, regulatory plans and increasing data center load growth. In October, we completed our planned debt offering, issuing $450 million of 4.55% notes, a portion to be used to pay off our January 2026 long-term debt maturity of $300 million. As a result of our team’s successful execution of our 2025 financing activities, we have funded our capital plan and maintained strong liquidity with more than $600 million of availability under our revolving credit facility at quarter end.

Slide 11 shows our earnings growth trajectory beginning in 2023, along with our 2025 earnings guidance assumptions. For 2025, we expect adjusted EPS to be between $4 and $4.20 per share, which at the midpoint represents a 5% increase over 2024 earnings. Our long-term earnings growth will be driven by ongoing customer growth within our jurisdictions, increasing data center demand and new rates and rider recovery on strategic investments like Ready Wyoming and Lange II that will provide long-term benefits to customers. We believe we are well positioned to achieve the upper half of our long-term EPS growth target of 4% to 6% beginning in 2026.

Slide 12 illustrates our industry-leading dividend track record of 55 consecutive years. We continue to target a 55% to 65% payout ratio. A dependable and increasing dividend is an important component of our strategy to deliver long-term value for our shareholders.

I will now turn the call over to Marne for our business update.

Marne Jones^ Thank you, Kimberly. And good morning, everyone. I’m excited about our current position, the progress we have made on key initiatives and the promising growth opportunities that lie ahead, all while continuing to provide our customers with safe, reliable and cost-effective energy they rely on every day.

Slide 14 illustrates our industry-leading reliability for our Electric Utilities. two of our three ranked in the top 10 companies in EEI’s most recent report based upon 2024 SAIDI metrics. This reflects the benefits of our long-standing commitment to our customer-focused strategy and investments.

Moving to Slide 15. We continue to see significant data center interest. In Wyoming, we are fulfilling this demand through our flexible service model of market energy, contracted generation and utility investment. Through our innovative tariff, we have served growing demand from Microsoft hyperscale data centers for more than a decade. We are now serving Meta’s new AI data center under construction in Cheyenne, which we expect to transition from construction power to permanent service later this year.

As Meta ramps up its data center and Microsoft demand continues to grow, our current plan includes 500 megawatts of data center demand by 2029, growing data center earnings contribution to more than 10% of total EPS in 2028. Other leading data center partners are also recognizing the value of our customer-focused offerings and the ideal attributes of our service territory as a choice location. As a result, our growing pipeline of load requests offers compelling upside to our current plan.

We are actively engaged in negotiating with high-quality partners, representing more than 3 gigawatts of data center load, a significant increase from our previously disclosed pipeline of 1-plus gigawatts. Supporting this expanded pipeline, two additional data center sites were announced in recent months to be constructed in Cheyenne and to take energy as early as 2026. To capture this growth, we have executed nondisclosure agreements and are negotiating service agreements for these and other projects. While doing so, we continue to prioritize meeting our customers’ unique needs, maintaining overall system reliability and appropriately addressing risks while ensuring we earn a fair return for our shareholders. Keeping with our normal practice, we will announce details when agreements are signed.

Moving to Slide 16. We are very excited to be in the final stage of construction on our 260-mile $350 million Ready Wyoming transmission expansion and are just weeks away from the project being placed in service. By year-end, we will be serving customers with a stronger system that reduces reliance on third-party transmission, enhances resiliency and increases access to market energy including renewables. Our interconnected transmission network will support long-term price stability for our customers and enable continued growth across our service territory. And as a reminder, this investment is recovered through our Wyoming transmission rider with new rates effective in January 2026.

Slide 17 outlines our progress on South Dakota Electric Resource Plan. During the third quarter, we broke ground on our Lange II project, a 99-megawatt utility-owned natural gas-fired generation resource located in Rapid City, South Dakota. This new resource will replace aging generation facilities and address updated reserve margin requirements. We are on pace for the facility to be placed in service in the second half of 2026.

Moving to Slide 18. In Colorado, our Clean Energy Plan is ever evolving, moving from a 350-megawatt plan to a 250-megawatt plan. This week, we received approval of our CPCN settlement for a 50-megawatt utility-owned battery storage project. And recently, the commission provided additional guidance on the solar projects. They have requested us to continue negotiating on the 200-megawatt PPA and abandoned negotiations on the 100-megawatt solar project due to increased pricing.

Slide 19 summarizes our regulatory progress. We are pleased with our settlement, which was reached during the third quarter for our Nebraska rate review. The settlement provides $23.9 million in new annual revenue based on an ROE of 9.85% and a capital structure of 50.5% equity. We anticipate approval of this settlement in December with new rates effective January 1, 2026, to replace interim rates in effect since August. The settlement also includes the renewal of our 5-year system safety and integrity rider, an insurance cost tracker and a weather normalization pilot program.

In Arkansas, we’re preparing to file a gas rate review to recover investments that support safe, reliable service and strong growth in the region. We are also preparing for an electric rate review in South Dakota after holding base rates unchanged for more than a decade. The request will recover our customer-focused investments including the Lange II generation project and increased cost to serve customers since our last rate review in 2014.

And finally, in Wyoming, we are preparing to file our Wildfire Mitigation Plan this month for commission approval in accordance with wildfire liability legislation. Following our approval process, we expect to obtain significant liability protections as we remain in compliance with our approved plan.

With that, I will now turn the call back to Linn.

Linden Evans^ Thank you, Marne. As I hope you’ve heard, we delivered another strong quarter, achieving significant progress within our financial, strategic and regulatory strategies. This gives us confidence in achieving our 2025 earnings guidance and our ability to deliver in the upper half of our long-term EPS CAGR starting next year. We’re at a pivotal juncture in our company’s history. We have large transformative projects coming online in the near term, coupled with a robust pipeline of growth opportunities including expanding data center demand. Additionally, our planned merger with NorthWestern Energy will provide us with the advantages of increased scale and new opportunities. Thank you for your interest and your trust in Black Hills as we partner to grow long-term value for our customers and our stakeholders.

This concludes our prepared remarks, and we’re happy to take your questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Our first question comes from Chris Ellinghaus with Siebert Williams Shank.

Christopher Ellinghaus^ Marne, given your pipeline for data center potential resource requirements, have you guys done anything to put in options or reservations on any important critical equipment at this point?

Marne Jones^ Chris, thanks for the question. We’re obviously very excited about the pipeline that we’re building. And much to your point, it is going to require some generation. But we have -- we do have some reservations, and we also continue to use our LPCS tariff, which allows us to serve it through that mix of utility-owned, contracted as well as market purchases. So really providing us a lot of flexibility in how we serve this growing pipeline.

Christopher Ellinghaus^ Yes. I wanted to ask you about this. I assume you have a preference for utility-owned, but do you have any considerations or thought process on having it be nonregulated generation transmission?

Marne Jones^ Yes. With the tariff, certainly, there’s good opportunity for utility ownership. But I think the flexibility is what’s most important because our tariff does allow us to earn a utility-like return even without the rate base investment. So that flexibility is really important as we talk about this expanded pipeline because we can be almost agnostic in some perspectives of how we serve it. It’s really important, as I mentioned earlier today that making sure we have the reliability. So that obviously is going to come through some control of capacity, but we want to make sure that we’re managing it from a risk perspective with tail risk and protection of customers. We want to make sure we’re getting the returns. So that model that we’ve been talking about here for -- gosh, we’ve had in place for a little over 10 years will continue to be the model that we use as we talk about this growing load.

Christopher Ellinghaus^ Okay. Great. Given -- I don’t know how to phrase this, but given the activity in the Montana commissions in the last couple of months, have you got any concerns or thoughts about the approval process in Montana? And are you thinking that, that could be extended given what’s been happening there?

Linden Evans^ Chris, this is Linn. We’re watching that closely with our friends at NorthWestern. NorthWestern, of course does a lot of business for a long time in Montana. We’re taking a lot of guidance from them in terms of the politics, et cetera. To be blunt, we’re not worried. In fact, some of the things that have happened recently arguably can be helpful to the process. We’re watching it closely, staying highly engaged with that commission through our application. We’ll be starting discovery here quite soon. We’ll look forward to the procedural schedule that will tell us a lot, too. So we’re aware and we’re managing our way through it.

Christopher Ellinghaus^ Okay. Given the good third quarter results and sort of where consensus expectations are for the fourth quarter, that sort of implies towards the upper end of your guidance range for the year, but you didn’t really address where you think you’re falling in the range so far. Are there any fourth quarter issues that you’d highlight that might be on the more negative side?

Kimberly Nooney^ Yes, Chris, it’s Kimberly here. I don’t think there’s anything that we would highlight. Everything operationally, financially, we’re really hitting on all cylinders. We’re obviously always focused on the weather. I’d just remind listeners that our earnings guidance is based on normal weather. So that’s the thing that we watch and are probably most concerned about, but it’s outside of our control. Operationally, we’re in a really good place. So overall, there’s just nothing else that I would highlight. And again I’d just remind listeners that we did reaffirm our guidance for the year. So we’re really feeling good about where we’re at.

Linden Evans^ Chris, this is Linn. I would only highlight beyond what Kimberly just said that the largest project -- capital project in our company’s history, our Wyoming Ready project is on schedule. We’ll have that finished before the end of the year. So that’s a big deal for us, too.

Christopher Ellinghaus^ Sure. Lastly, there’s been some data points on some economic issues, some weakness here and there and lots of layoffs of late. Have you seen any indicators of weakness in your service areas at this point?

Linden Evans^ We monitor that closely, Chris. I’d say the short answer is no. We’re watching that closely. But in our particular service territories, the economic conditions seem to continue to be strong, maybe not as strong as they’ve been in the past, but they’re still -- they’re certainly not weak, put it that way.

Operator^ (Operator Instructions) Our next question comes from Andrew Weisel with Scotiabank.

Andrew Weisel^ First question, I want to ask (inaudible) try to quantify the EPS upside from the Crusoe-Tallgrass data center project. Bear with me here. I know that you’re not going to answer the direct question here, but I want to go through this thesis going around, you may have heard. The basic concept is you’ve talked about 10% of 2028 EPS coming from data centers based on 500 megawatts. We can take 2025 EPS, grow it by 5% per year, take 10% of that, divide by 500.

That gives a simplified math of EPS per megawatt. You multiply that by 1.8 gigawatts, you get a huge potential impact in the neighborhood of like $1.50 of EPS or more by the time this project is at full scale. It would be even higher if we did like 2.5 gigawatts or 3 gigawatts that you’ve talked about today. So admittedly, this is very simplified math. But does that approach make sense to quantifying the upside? Or I know you’ve talked a lot about the tariff structure. Are there diminishing returns or any other reason to think that, that approach and that level of upside is wrong?

Kimberly Nooney^ Andrew, it’s Kimberly. What I generally say is your theory and your mathematical calculation is directionally correct. It’s really important to understand that we negotiate with each of these data centers. So the nuances of those contractual agreements will be different between each of the respective hyperscalers, whether it’s our existing customer base with Microsoft and Meta, whether it’s the forecasted opportunities with some of the hyperscalers that we’re currently negotiating with. So in general, each megawatt is going to look a little different. But from a theoretical perspective, you’re absolutely right. This is going to be a significant opportunity from Black Hills’ long-term growth perspective.

Linden Evans^ And Andrew, Kimberly answered that question very, very well. I’d also add that some of these revenues also go back to customers. They go back through administrative fees and other kinds of fees. So it’s very beneficial to customers the way these tariffs are set up as well.

Andrew Weisel^ Okay. Great. That’s helpful and very encouraging. Along those lines, you talked earlier about incorporating the upside to the growth plan from data centers only after contracts are signed, which makes sense. Should that happen before the merger closes, would you address the growth outlook? Or is the 4% to 6% more or less frozen, so to speak, until the deal closes? I’m not looking for a number, I’m asking for a philosophy.

Kimberly Nooney^ Andrew, yes, this is Kimberly again. So obviously we’re very focused on achieving our current growth rate, and we’re on target to do that. We’ve obviously guided to the upper end of that range as a result of a lot of the projects our teams are working on that will go into service, Ready Wyoming, our Lange II project, et cetera. So as we think about data center growth, obviously it would be a significant upside to our plan. We would obviously provide an update at the point that we’re going to close or sign these contracts. And at that point, we’ll assess whether it’s the right time to change our earnings guidance range, our long-term earnings guidance range for any reason. So that’s really how we’re thinking about it at this point.

Andrew Weisel^ Okay. Very clear. One last one, if I may. You own a coal mine, which has not gotten a lot of investor attention recently. But in today’s environment, it might be worth more than it has been in the past. How are you thinking about that asset? Is it something that you could potentially monetize? Coal, obviously is not a rare earth mineral, but it seems to fall into that rare earth conversation. How do you think about that asset strategically?

Linden Evans^ We’re keeping our options open, I suppose, Andrew. You might know my background is mining engineering. So I’m aware of what this could be and what it could not be. We are aware we have rare earth minerals in our coal, in our fly ash, et cetera. It’d be my personal opinion, probably not enough to monetize, but stranger things have happened. We’ll watch what’s happening at the Washington, D.C. region, especially if there was a price floor or something of that nature. We’re all aware that the Chinese can flood the market very quickly if they choose to in that regard, et cetera. So we’re keeping an eye on it, I suppose. Our coal has been tested, analyzed. So we’re kind of aware of what’s there, but we don’t think there’s anything that we need to be really happy or concerned about in the near term. How does that sound?

Operator^ Thank you. I would now like to turn the call back over to Linn Evans for any closing remarks.

Linden Evans^ Well thank you, everyone, for your interest in Black Hills today. We appreciate your time. We appreciate your investment in us and your confidence in us. As you can see, I think we’re hitting on all cylinders. So we’re very excited about finishing our Ready Wyoming project. We’re excited about our merger in the second half of next year with our friends at NorthWestern Energy. We’ll be seeing many of you in the next couple of days at the Edison Electric Institute Financial Conference. We wish you safe travels, and we look forward to connecting with you there.

Then finally, I just want to say a huge thank you to our team, how engaged you are as you’re improving our customers’ lives with energy every day. Thank you for what you do. And with that, enjoy a [Black Hills] Energy Safe day.

Operator^ Thank you. This concludes the conference. Thank you for your participation. You may now disconnect.

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Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person’s ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.